January 14, 2013

VIA EDGAR AND FEDEX

Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rentech Nitrogen Partners, L.P.
Form 10-KT for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 001-35334

Dear Mr. Shenk:

This is in response to your letter dated December 31, 2012. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-K for the transition period from October 1, 2011 to December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operational Factors

Product Prepayment Contracts, page 45

1.	We note your policy to purchase fixed-price forward natural gas contracts to approximate the amount of natural gas needed to manufacture products that have been sold under product prepayment contracts for later delivery, effectively fixing most of the gross margin on pre-sold product. Please tell us how successful this policy has been and its impact on your results of operations.

Response:

The Partnership respectfully submits to the Staff that the purpose of its policy is to reduce the risk of volatility in prices of natural gas, to secure a substantial portion of gross profits on pre-sold product and to ensure a continuous supply of natural gas necessary to fulfill product prepayment contracts. The Partnership believes that entering into fixed-price forward natural gas contracts for its product prepayment contracts effectively allows it to mitigate the risk of increasing market prices of natural gas. Obtaining committed natural gas at fixed prices also ensures that the Partnership has the natural gas necessary to continue operations during periods of volatility in natural gas prices and to determine much of the cost of finished product that it presells. The Partnership historically has not implemented a speculative natural gas trading policy in an to attempt to maximize the gross margin the Partnership might otherwise obtain on its product prepayment contracts. The Partnership’s management also has not conducted a comparative analysis of the gross margins on product prepayment contracts with fixed-price natural gas versus the gross margins on pre-sold products with spot-price natural gas, and would not base the decision to enter into fixed-price gas commitments (or product prepayment contracts) on the outcome of such an analysis. The Partnership has implemented its policy in order to reduce risk as described above, however, as discussed on page 62 of the transition report, the policy also could impact the Partnership’s results of operations. Specifically, in cases in which prevailing natural gas prices decline, a policy of speculation under which the Partnership purchases natural gas on the spot market could result in higher margins than those resulting from the fixed prices under the Partnership’s forward natural gas contracts.

10877 Wilshire Boulevard, Suite 600 • Los Angeles, CA 90024 • T: 310.571.9800 • F: 310.571.9799

Comparison of the Results of Operations, page 47

Revenue

2.	Please discuss why the total number of product shipments decreased during the three months ended December 31, 2011 from the previous comparable period. Include in your discussion why ammonia shipments increased while UAN shipments decreased, especially in light of your disclosure on page 50 regarding the company’s shift to upgrade ammonia into UAN.

Response:

In response to the Staff’s comment, the Partnership will provide similar disclosure to the following (changes are marked) in its applicable future filings, beginning with the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2012:

Revenues were approximately $63.0 million for the three months ended December 31, 2011 compared to approximately $43.0 million for the three months ended December 31, 2010. This increase was primarily the result of higher prices paid for our products during the three months ended December 31, 2011 and higher ammonia sales volume, partially offset by lower UAN and CO2 sales volumes.

The average sales prices per ton in the three months ended December 31, 2011 as compared with the three months ended December 31, 2010 increased by 34% and 59% for ammonia and UAN, respectively. These increases were due to higher demand caused by a combination of low levels of grain and fertilizer inventories and expectations of higher corn acreage in 2012. These two products comprised approximately 92% and 89%, respectively, of our product sales for three months ended December 31, 2011 and 2010.

Sales volume for ammonia increased during the three months ended December 31, 2011 compared to the comparable period in 2010 as a result of lower inventories available for sale in the fall of 2010 given high deliveries during the summer of 2010. Deliveries in the 2011 period shifted from summer to fall as a result of strong presales to customers during the summer of 2011 for the fall ammonia application season, whereas, in the prior period, we had fewer ammonia tons presold for shipment in the fall. Sales volumes for UAN and CO2 decreased due to lower availability of the products during the quarter as a result of the shutdown of the facility for the fall 2011 turnaround. The net impact of the increase in the sales volume of ammonia and the decrease in the sales volumes of UAN and CO2 resulted in a decrease in the total number of product shipments as reflected in the table above.

Although our primary product is ammonia, we have the manufacturing capability to upgrade ammonia into other saleable products, including liquid and granular urea, nitric acid and UAN. We continuously evaluate selling prices, incremental margins and demand for the various products we sell in order to determine the appropriate proportion of products to manufacture. Liquid and granular urea, UAN and nitric acid are currently selling at a premium to ammonia per nutrient ton. As discussed in Part I—Item 1 “Business—Expansion Projects,” we have commenced projects to expand our production and storage capacity which we expect will enable us to increase the amount of upgraded products that we can manufacture. Once completed, we expect that our urea expansion project would enable us to upgrade more ammonia into UAN and thereby increase gross margins based on current pricing trends.

3.	In addition to the above, discuss the change in trend to upgrade ammonia into UAN and its expected impact on operations, i.e. UAN sells at a premium to ammonia per nutrient ton per your discussion of expansion projects on page 6.

Response:

In response to the Staff’s comment, the Partnership will revise the disclosure as requested in its applicable future filings, beginning with the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2012. See the last paragraph of the revised disclosure in the response to comment 2 above.

Cost of Sales

4.	We note that cost of sales for product shipments increased primarily due to the sale of approximately 12,000 tons of ammonia that were purchased by barge at a cost much higher than the production of such ammonia would have been, as well as due to higher natural gas costs and higher operating expenses. Please tell us and revise to explain the circumstances that resulted in ammonia being purchased versus produced. Also, quantify the portion of the increase in cost of sales attributable to the barge ammonia as well as the portion attributable to higher natural gas costs and operating expenses.

Response:

In response to the Staff’s comment, the Partnership will provide similar disclosure to the following (changes are marked) in its applicable future filings, beginning with the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2012:

Total ~~C~~cost of sales was approximately $37.5 million for the three months ended December 31, 2011 compared to approximately $26.8 million for the three months ended December 31, 2010. Cost of sales from product shipments was approximately $34.0 million for the three months ended December 31, 2011, compared to approximately $26.8 million for the three months ended December 31, 2010. Since the demand for nitrogen fertilizer in our market generally exceeds the amount of nitrogen fertilizer we can produce, we occasionally purchase product for immediate resale when there is an opportunity to do so at a price that is lower than our sales prices. The increase in total cost of sales on all product shipments for the three months ended December 31, 2011 compared to the three months ended December 31, 2010 was primarily due to (i) higher natural gas costs and (ii) the sale of approximately 12,000 tons of ammonia that were purchased by barge at a cost much higher than the production cost of such ammonia would have been ~~and higher natural gas costs~~. During the three months ended December 31, 2011, this sale accounted for approximately $5.0 million in additional cost of sales over production cost, $1.1 million of the increase in cost of sales was due to higher natural gas costs and the remaining increase was primarily due to other operating expenses, particularly depreciation expense, as discussed below. There were no sales of purchased ammonia during the three months ended December 31, 2010.

Gross Profit

5.	We note that your gross profit has varied significantly between periods. Based upon your policy discussed on page 45 regarding product prepayment contracts, it appears that margins on pre-sold products may differ from other products. Please tell us and expand your discussion to explain the specific factors causing the fluctuations in margins for each comparable period presented, including specifically discussing the margins on pre-sold products and other products, their differences, their relative contribution to the overall margin, and analyzing the factors contributing to the varying margins.

Response:

As discussed in the response to comment 1 above, the Partnership historically has not entered into product prepayment contracts to attempt to maximize its gross margins. The Partnership’s management has not conducted a comparative analysis of the gross margins on product prepayment contracts versus the gross margins on non-pre-sold products, and would not base the decision to enter into product prepayment contracts on the outcome of such an analysis. Also, as discussed in the response to comment 1, the Partnership has not implemented a speculative natural gas trading policy for its product prepayment contracts. The Partnership respectfully submits to the Staff that the fluctuation in gross margins from period to period is primarily due to changes in nitrogen fertilizer prices and natural gas costs, both of which are commodities. The prices of these commodities can vary significantly from period to period and do not always move in the same direction. As an example, in recent years, nitrogen fertilizer prices have been high by historical measures due to low fertilizer and grain inventory levels, but natural gas prices have been low by historical measures due to higher available inventory of natural gas due to improved extraction techniques.

In response to the Staff’s comment, the Partnership will provide similar disclosure to the following (changes are marked) in its applicable future filings, beginning with the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2012:

Gross profit was approximately $25.6 million for the three months ended December 31, 2011 compared to approximately $16.1 million for the three months ended December 31, 2010. Gross profit margin on product shipments was 46% for the three months ended December 31, 2011 as compared to 38% for the three months ended December 31, 2010. Gross profit margin on product shipments can vary significantly from period to period due to changes in nitrogen fertilizer prices and natural gas costs, both of which are commodities. The prices of these commodities can vary significantly from period to period and do not always move in the same direction. Specifically, the increase in gross profit margin during the three months ended December 31, 2011 was due to stronger average sales prices for our products resulting from a combination of low levels of grain and fertilizer inventories and expectations of higher corn acreage in 2012. This increase was partially offset by lower margins received on sales of approximately 12,000 tons of ammonia purchased by barge, as discussed above, approximately $1.1 million in higher natural gas costs, and approximately $0.7 million more in depreciation expense running through cost of sales.

Property, Plant and Equipment, page 73

6.	We note per page 45 under ‘Facility Reliability’ that you also perform significant maintenance capital projects at your facility during a turnaround. Please tell us and disclose how you differentiate the costs incurred between turnaround costs that are expensed and capital projects that are capitalized.

Response:

In response to the Staff’s comment, the Partnership will provide similar disclosure to the following (changes are marked) in its applicable future filings, beginning with the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2012:

~~Significant renewals and betterments are capitalized. Costs of maintenance and repairs are expensed as incurred.~~ Expenditures during turnarounds or at other times for improving, replacing or adding to RNP’s assets are capitalized. Expenditures for the acquisition, construction or development of new assets to maintain RNP’s operating capacity, or to comply with environmental, health, safety or other regulations, are also capitalized. Costs of general maintenance and repairs are expensed. Approximately every two years, RNP incurs turnaround expenses which represent the cost of shutting down the Plant for planned maintenance. Such costs are expensed as incurred. In many cases, RNP also performs significant maintenance capital projects at the Plant during a turnaround to minimize disruption to operations. Such projects are capitalized as property, plant and equipment rather than expensed as turnaround costs.

Examples of maintenance capital projects include the installation of additional components and projects that increase an asset’s useful life, increase the quantity or quality of the product manufactured or create efficiencies in the production process. Major turnaround costs, which are expensed, include gas, electric and other shutdown and startup costs, labor, contractor and materials costs used to complete non-capital activities such as opening, dismantling, inspecting and reassembling major vessels, testing pressure and safety devices, cleaning or hydro-jetting major exchangers, replacing gaskets, repacking valves, checking instrument calibration and performing mechanical integrity inspections, all of which are completed with the goal of improving reliability and likelihood for continuous operation until the next turnaround.

When property, plant and equipment is retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operating expenses.

Finally, we confirm that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dan J. Cohrs
Dan J. Cohrs
Chief Financial Officer
Rentech Nitrogen GP, LLC

CC:	Colin M. Morris, Rentech Nitrogen GP, LLC Mark W. Fagan, PricewaterhouseCoopers LLP